UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
Specialized Disclosure Report

ALLIANCE DATA SYSTEMS CORPORATION
(Exact Name of Registrant as Specified in Charter)

DELAWARE	001-15749	31-1429215
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

7500 DALLAS PARKWAY, SUITE 700 PLANO, TEXAS	75024
(Address and Zip Code of Principal Executive Offices)	(Zip Code)

Leigh Ann K. Epperson
Senior Vice President, General Counsel, and Secretary
(214) 494-3000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

NOT APPLICABLE
(Former name or former address, if changed since last report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure.

Item 1.01 Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure

Alliance Data Systems Corporation (the "Company") is a leading global provider of data-driven marketing and loyalty solutions serving large, consumer-based businesses in a variety of industries. The Company operates in three reportable segments: Epsilon®, Card Services, and LoyaltyOne®.

Epsilon provides end-to-end, integrated direct marketing solutions that leverage transactional data to help clients more effectively acquire and build stronger relationships with their customers. Card Services provides risk management solutions, account origination, funding, transaction processing, customer care, collections, and marketing services for the Company's private label and co-brand retail credit card programs. LoyaltyOne includes the Company's Canadian AIR MILES® Reward Program and BrandLoyalty Group B.V. ("BrandLoyalty"). LoyaltyOne does not manufacture or contract to manufacture any rewards that may be redeemed by collectors in the AIR MILES Reward Program.

On January 2, 2014, the Company acquired a majority interest in BrandLoyalty Group B.V., a Netherlands-based, data-driven loyalty marketer. BrandLoyalty designs, organizes, implements, and evaluates innovative and tailor-made loyalty programs for grocers worldwide. BrandLoyalty orders products for use as rewards in its short-term loyalty programs and contracts to manufacture certain of these products. Prior to the acquisition of BrandLoyalty, the Company did not manufacture or contract to manufacture any products.

Following the acquisition and pursuant to Rule 13p-1 of the Securities Exchange Act of 1934, as amended (the "Rule"), the Company undertook an evaluation of the products that BrandLoyalty contracted to manufacture in calendar year 2014 to ascertain whether any products contained cassiterite, columbite-tantalite, gold, wolframite, or their derivatives, which are currently limited to tin, tantalum, tungsten, and gold (collectively, the "Conflict Minerals"), and, if so, whether Conflict Minerals were necessary to such product's functionality or production. The Company conducted an initial query, updated periodically to ensure comprehensiveness and completeness, of products taken, or available to be taken, into inventory in 2014. With assistance from BrandLoyalty's sourcing group, the Company refined the initial list to products that may contain Conflict Minerals and assessed whether the Conflict Minerals were necessary to the functionality or the production of such products within the scope of the Rule. From this evaluation, the Company concluded that BrandLoyalty's short-term loyalty programs offered over 2,200 products as rewards in 2014. Approximately 100 of these products contained Conflict Minerals. Of these approximately 100 products, the Company determined that BrandLoyalty contracted to manufacture 15 products where Conflict Minerals were necessary to the functionality or production of such products ("Covered Products") from six suppliers.

The Company identified tin as the only Conflict Mineral necessary to the functionality or production of the Covered Products and conducted a reasonable country of origin inquiry to ascertain whether the tin used in such products originated in the Democratic Republic of the Congo or an adjoining country (collectively, "Covered Countries") or was from recycled or scrap sources.

Reasonable Country of Origin Inquiry

The Company prepared and provided the six suppliers with a questionnaire based on the Conflict Minerals Reporting Template prepared by the Electronics Industry Citizenship Coalition ("EICC") and the Global eSustainability Initiative ("GeSI"), and 100% of the suppliers responded. The Company reviewed and evaluated all supplier responses and conducted follow-up inquiries with five of those suppliers for further clarification of their respective responses. Each supplier confirmed that it does not source Conflict Minerals from any of the Covered Countries and that it prohibits its direct suppliers from sourcing Conflict Minerals from Covered Countries as well. The responses also indicated that all six suppliers used one of two smelters to supply their tin, namely: (1) Yunnan Tin Company, Ltd., which is conflict-free certified by the EICC and GeSI; and (2) Yunnan Chengfeng Non-ferrous Metals Co., Ltd., which is in the process of obtaining such certification.

Based on this reasonable country of origin inquiry, the Company has no reason to believe that any of the Conflict Minerals necessary to the functionality or production of the products it contracted to manufacture in calendar year 2014 may have originated in the Covered Countries.

The foregoing information is publicly disclosed on the Company's website at http://www.alliancedata.com/documents/conflictmineralsdisclosure2015.pdf and at http://www.alliancedata.com/ in the Environment tab of the Corporate Responsibility page under the heading "Conflict Minerals Disclosure 2015." The information on that website is not incorporated by reference into this Form SD.

Item 1.02 Exhibit.

Not applicable.

Section 2 – Exhibits.

Item 2.01 Exhibits.

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Alliance Data Systems Corporation

By:	/s/ Leigh Ann K. Epperson	Date: May 28, 2015
Leigh Ann K. Epperson
Senior Vice President,
General Counsel and Secretary